ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050 BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

December 8, 2004	Ryan C. Larrenaga
(617) 951-7893
rlarrenaga@ropesgray.com

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Investment Management

450 5th Street, N.W.

Washington, D.C. 20549-0505

Attn: Brion R. Thompson, Esq., Senior Counsel

Re:	PIMCO Floating Rate Strategy Fund (File Nos. 333-120227 and 811-21601) Registration Statement on Form N-2 Relating to Offering of Preferred Shares

Dear Mr. Thompson:

On behalf of PIMCO Floating Rate Strategy Fund (the “Fund”), I am writing to respond to comments of the Staff of the Securities and Exchange Commission (“SEC”) conveyed in your letter dated December 2, 2004 and addressed to the attention of Mathew N. Shea (the “Comment Letter”), relating to the initial registration statement on Form N-2 (the “Registration Statement”) for preferred shares of the Fund, filed with the SEC on November 4, 2004.

Set forth below are responses to the specific comments made in the Comment Letter.

Prospectus

General

Use of Proceeds, page 15

1. Comment. The third sentence states that the fund will invest substantially all of the net proceeds of the offering within 6 months. Please explain in this section the reasons for the expected delay and the consequences of such a delay. See Item 7.2 and Guide 1 to Form N-2.

Response: The requested change has been made.

The Fund has revised the section entitled “Use of Proceeds” by adding the following sentence after the noted sentence:

“The Fund anticipates that it may take up to six months to complete this initial investment process due to potential limited availability of suitable Senior Loans in the marketplace as well as additional time required for PIMCO to analyze and assess

Securities and Exchange Commission	December 8, 2004

counterparties and contractual and other features associated with Senior Loans, which are typically more detailed and complex than those associated with more traditional debt instruments.”

General Comments

2. Comment: Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response: The added disclosure regarding use of proceeds is also contained in the section of the Statement of Additional Information entitled “Use of Proceeds.”

3. Comment. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any further pre-effective amendments.

Response: The Fund intends to include all required information and exhibits to the Registration Statement in one or more pre-effective amendments.

4. Comment. If the fund intends to rely on Rule 430A under the Securities Act of 1933 to omit certain information from the prospectus, please identify the omitted information to us supplementally.

Response: To the extent the Fund intends to rely on Rule 430A under the Securities Act of 1933 to omit certain information from the form of prospectus included with the Registration Statement that is declared effective, we confirm that the Fund will identify the omitted information to the Staff supplementally before filing the Fund’s final pre-effective amendment.

4. Comment. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with its registration.

Response: The Fund has not submitted, and does not presently anticipate submitting, an exemptive application or no-action request in connection with the Registration Statement

5. Comment. Please respond to this letter in the form of a pre-effective amendment filed pursuant to rule 472 under the Securities Act of 1933. You should provide a response to all comments. Where no change is made in the filing in response to a comment, please so indicate in a supplemental letter for the information of the staff and state briefly the basis for such position. Please note the rule 472 requirement for copies marked to show changes from the previous filing.

Securities and Exchange Commission	December 8, 2004

Response: Pre-effective amendment no. 2 to the Registration Statement, which will be marked in accordance with rule 472, will include the changes described in the response to comment 1.

*****

We are forwarding under separate cover a Prospectus and Statement of Additional Information, marked to show changes from the versions filed as part of the Registration Statement.

We hope that the foregoing adequately addresses the Staff’s comments. Please feel free to call me at 617-951-7893 with any questions.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga

cc:	Brian S. Shlissel
Newton B. Schott, Jr., Esq.
Joseph B. Kittredge, Jr., Esq.
David C. Sullivan, Esq.